SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spongetech Delivery Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

849109103

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 849109109

1	NAME OF REPORTING PERSON Pike Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,417,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,417,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,417,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 849109109

1	NAME OF REPORTING PERSON Pike Capital Partners (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,152,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,152,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,152,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 849109109

1	NAME OF REPORTING PERSON Pike Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,570,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,570,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 849109109

1	NAME OF REPORTING PERSON Daniel W. Pike
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,570,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,570,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Spongetech Delivery Systems, Inc. (“Issuer”). The principal executive offices of Issuer are located at 10 West 33rd Street, Suite 518, New York, New York 10001.

Item 2. Identity and Background

(a).	NAME

The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):

•	Pike Capital Partners, LP (the “LP Fund”);
•	Pike Capital Partners (QP), LP (the “QP Fund”);
•	Pike Capital Management LLC (“Pike Management”); and
•	Daniel W. Pike.

Pike Management is the general partner of each of the LP fund and the QP Fund. The controlling person of Pike Management is Daniel W. Pike.

(b).	RESIDENCE OR BUSINESS ADDRESS

The Reporting Persons each have a business address at 275 Madison Avenue, Suite 418, New York, New York 10016.

(c).       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of each of the LP Fund and QP Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Pike Management is serving as the general partner of the LP Fund and QP Fund.

Daniel W. Pike’s primary business is serving as the managing member of Pike Management.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

Each of the LP Fund and QP Fund is a Delaware limited partnership.

Pike Management is a Delaware limited liability company.

Daniel W. Pike is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used by the LP Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$2,255,841

The source and amount of funds used by the QP Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$13,615,186

Although the above securities were acquired with working capital, the funds may have also used margin account borrowings made in the ordinary course of business, although neither fund can determine whether any funds allocated to purchase the shares of Common Stock were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business.

Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional shares of Common Stock and/or related securities, or may dispose of all or a portion of the Common Stock or related securities that they have acquired or may hereafter acquire.

The Reporting Persons reserve the right to discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i) Collectively, the Reporting Persons beneficially own 145,570,000 representing 20.1% of the outstanding shares of Common Stock.

(ii) The LP Fund individually beneficially owns 23,417,250 shares of Common Stock representing 3.2% of the outstanding shares of Common Stock.

(iii) The QP Fund individually beneficially owns 122,152,750 shares of Common Stock representing 16.9% of the outstanding shares of Common Stock.

(iv) PCM, as the general partner of the LP Fund and QP Fund, may be deemed to beneficially own the 145,570,000 shares of Common Stock held by them representing 20.1% of the outstanding shares of Common Stock.

(v) Mr. Pike may be deemed to be the beneficial owner of the 145,570,000 shares of Common Stock beneficially owned by PCM representing 20.1% of the outstanding shares of Common Stock.

(b)        The LP Fund, PCM and Mr. Pike have shared power to (i) vote or direct the vote of, and (ii) dispose or direct the disposition of, the 23,417,250 shares of Common Stock held by the LP Fund.

The QP Fund, PCM and Mr. Pike have shared power to (i) vote or direct the vote of, and (ii) dispose or direct the disposition of, the 122,152,750 shares of Common Stock held by the QP Fund.

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d). N/A

(e). N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement

Appendix III: Power of Attorney granted by Daniel W. Pike

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2009

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC, as General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
Kevin R. Arps, as Attorney-in-Fact for Daniel W. Pike

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS*

The following transactions were effected by the LP Fund during the past sixty (60) days on the open market (unless otherwise indicated):

Date	Security	Approx. Price per Share (excl. of commissions)	Amount of Shs. Bought (Sold)
12/02/09*	Common	$0.040	6,035,000
12/22/09	Common	$0.048	192,000
12/22/09	Common	$0.049	219,200
12/22/09	Common	$0.050	208,800

The following transactions were effected by the QP Fund during the past sixty (60) days on the open market (unless otherwise indicated):

Date	Security	Approx. Price per Share (excl. of commissions)	Amount of Shs. Bought (Sold)
12/02/09*	Common	$0.040	(6,035,000)
12/22/09	Common	$0.048	1,008,000
12/22/09	Common	$0.049	1,150,800
12/22/09	Common	$0.050	791,200

* Represents a private transaction.

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Spongetech Delivery Systems, Inc. dated as of December 24, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: December 24, 2009

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC, as General Partner

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By: /s/ Kevin R. Arps
Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
Kevin R. Arps, as Attorney-in-Fact for Daniel W. Pike

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Kevin R. Arps as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of June 18, 2007.

/s/ Daniel W. Pike

Daniel W. Pike

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On June 18, 2007, before me, the undersigned personally appeared, Daniel W. Pike, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Matthew M. Dell Orfano

Matthew M. Dell Orfano

(signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]